AB 50 3/6/03

SECURITIES 03014183 ISION

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-57349

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TEXAS SECURITIES PARTNERS, INC.

OFFICIAL USE ONLY
46247
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16360 PARK 10 PLACE, SUITE 302
(No. and Street)

HOUSTON	TX	77084
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RODERICK L. OXFORD, PRESIDENT — (281) 646-7520
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McDONALD, FOX & LUND, P.C.
(Name — if individual, state last, first, middle name)

24 GREENWAY PLAZA, SUITE 1212	HOUSTON	TX	77046
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
FEB 28 2003
WASH. D.C. 165

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displ...

OATH OR AFFIRMATION

I, RODERICK L. OXFORD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEXAS SECURITIES PARTNERS, INC., as of DECEMBER 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

N. R. FIELDS
MY COMMISSION EXPIRES
January 26, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (1) ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) SEE NOTE 4 INCLUDED IN NOTES TO FINANCIAL STATEMENTS.

McDONALD, FOX & LUND, P.C.

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

24 Greenway Plaza, Suite 1212 • Houston, Texas 77046-2495
713-850-8787 • Fax 713-850-1673 • www.mcdonaldfox.com

To the Stockholder of
Texas Securities Partners, Inc.
Houston, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of Texas Securities Partners, Inc. as of December 31, 2002 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texas Securities Partners, Inc. at December 31, 2002 and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McDonald Fox & Lund P.C.

Houston, Texas
February 6, 2003

TEXAS SECURITIES PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS		
Cash	$	10,787
Receivable due from related party		28,750
TOTAL ASSETS	$	39,537
LIABILITIES	$	-
STOCKHOLDER'S EQUITY		
Common stock, no par value, 3,000 shares authorized; 1,000 shares issued and outstanding		10
Additional paid-in capital		9,990
Retained earnings		29,537
TOTAL STOCKHOLDER'S EQUITY		39,537
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	39,537

The Notes to Financial Statements are an integral part of this statement.

TEXAS SECURITIES PARTNERS, INC.

STATEMENT OF INCOME

For the Year Ended December 31, 2002

REVENUES	
Fee income	$ 287,500
Interest income	141
Total Revenue	287,641
EXPENSE	
Management services	258,750
Bank fees	15
Total Expenses	258,765
NET INCOME	$ 28,876

The Notes to Financial Statements are an integral part of this statement.

TEXAS SECURITIES PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	Common Stock	Additional Paid in Capital	Retained Earnings
Balance, December 31, 2001	$ 10	$ 9,990	661
Net income	-	-	28,876
Balance, December 31, 2002	$ 10	$ 9,990	$ 29,537

The Notes to Financial Statements are an integral part of this statement.

TEXAS SECURITIES PARTNERS, INC.
STATEMENT OF CASH FLOW
For the Year Ended December 31, 2002

Cash flow from operating activities	
Net income	$ 28,876
(Increase) in receivables	(28,750)
Net cash provided by operating activities	126
Net increase in cash and cash equivalents	126
Cash and cash equivalents at beginning of the year	10,661
Cash and cash equivalents at end of the year	$ 10,787
Supplemental Cash Flow Information	
Income taxes paid	$ -
Interest paid	$ -

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Texas Securities Partners, Inc. (the "Company") was formed on August 5, 1998, as a Delaware Corporation under the name of HB Securities, Inc. In September 1998, the Company changed its name to HB Capital Securities, Inc. and in June 1999, the Company changed its name to Texas Securities Partners, Inc. The Company is a wholly-owned subsidiary of Equity Securities Partners, LLC.

The Company was established to provide investment-banking services for small and mid-sized private companies. The Company provides two types of investment banking services: transaction services and advisory services.

On October 20, 1998, the Company was granted registration by the Securities and Exchange Commission pursuant to Rule 15(b) of the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers.

Note 2. Significant Accounting Policies

Revenues:

Revenues for financial advisory services are recognized over the term of the related engagement, while transaction service fees are recognized upon consummation of a transaction.

Statement of Cash Flows:

For purposes of the statement of cash flows, the Company considers highly liquid investments and short-term investments with maturity of three months or less as cash and cash equivalents.

Income Taxes:

For federal income tax purposes the Company is disregarded as an entity separate from its 100% owner, Equity Securities Partners, LLC. Equity Securities Partners, LLC is taxed as a corporation and pays the federal income taxes relating to the Company's earnings. Accordingly, there is no provision in the financial statements for federal income taxes. Additionally, no accrual has been made in these financial statements for any future amounts that may be advanced to the LLC for federal income taxes.

Note 2. Significant Accounting Policies (continued)

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Net Capital Requirements

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds eight-to-one during the first twelve months of operations as a broker-dealer, and fifteen-to-one thereafter. Retained earnings may be restricted as to payment of dividends if this ratio exceeds ten-to-one. As of December 31, 2002, the net capital was in excess of the minimum required of $5,000.

Note 4. Changes in Liabilities Subordinated to Claims of General Creditors

During the year ended December 31, 2002, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in this financial statement.

Note 5. Determining Rule 15c3-3 Reserve Requirement

Texas Securities Partners, Inc. is exempt from determining reserve requirements pursuant to provisions of paragraph (K)(2)(A) of SEC Rule 15c3-3.

Note 6. Possession or Control Requirements Under Rule 15c3-3

The firm does not hold customer funds or securities. A review of procedures over safeguarding securities was not necessary.

Note 7. Related Party Transactions

During the year ended December 31, 2002, the Company was assigned two consulting agreement contracts that originated with its parent company, Equity Securities Partners, LLC. The Company recognized $287,500 in revenue as a result of services performed pertaining to these assigned contracts. As of December 31, 2002, the Company has a receivable due from its parent company totaling $28,750.

Additionally, on April 1, 2002 the Company signed a management services agreement with its parent company, Equity Securities Partners, LLC with an initial term of one year, renewable each year thereafter. Pursuant to this agreement, the Company paid $258,750 in management services performed by its parent company, during the year ended December 31, 2002.

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER TEXAS SECURITIES PARTNERS, INC. as DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			(1) 39,537	3480
2.	Deduct ownership equity not allowable for Net Capital			-	3490
3.	Total ownership equity qualified for Net Capital			39,537	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
	B. Other (deductions) or allowable credits (List)			-	3525
5.	Total capital and allowable subordinated liabilities			39,537	3530
6.	Deductions and/or charges:				
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	(2) (28,750)	3540		
	B. Secured demand note deficiency	-	3590		
	C. Commodity futures contracts and spot commodities- Proprietary capital charges	-	3600		
	D. Other deductions and/or charges	-	3610	(28,750)	3620
7.	Other additions and/or allowable credits (List)			-	3630
8.	Net capital before daircuts on securities positions			10,787	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f):				
	A. Contractual securities commitments	$ -	3660		
	B. Subordinated securities borrowings	-	3670		
	C. Trading and investment securities:				
	1. Exempted secutiries	-	3735		
	2. Debt securities	-	3733		
	3. Options	-	3730		
	4. Other secutiries	-	3734		
	D. Undue Concentration	-	3650		
	E. Other (List)	-	3736	(-)	3740
10.	Net Capital			10,787	3750

(1) This ownership equity agrees with the audited net capital as shown on the statement of financial condition of Texas securities Partners, Inc. as of December 31, 2002. No material differences existed between the audited amount and the above reported amount.

(2) Nonallowable assets
Related party receivables $ 28,750

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER TEXAS SECURITIES PARTNERS, INC. as DECEMBER 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$	-0-	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requrement of subsidiaries computed in accordance with Note (A)			$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$	5,000	3760
14. Excess net capital (line 10 less 13)			$	5,787	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$	10,787	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. Liabilities from Statement of Financial Condition			$	-0-	3790
17. Add:					
A. Frafts for immediate credit	$ -	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ -	3810			
C. Other unrecorded smounts (List)	$ -	3820	$	-	3830
19. Total aggregate indebtedness			$	-	3840
20. Percentage of aggregate indebtedness to net capital (line 19 by line 10)			%	-	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			%	N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	N/A	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	N/A	3880
24. Net capital requirement (greater of line 22 or 23)	$	N/A	3760
.25 Excess net capital (line 10 less 24)	$	N/A	3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	N/A	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

To the Stockholder of
Texas Securities Partners, Inc.

In planning and performing our audit of the financial statements of Texas Securities Partners, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Houston, Texas
February 6, 2003